TC Energy Corporation

450-1st Street S.W.

Calgary, Alberta, T2P 5H1, Canada

(403) 920-2000

January 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Re:	TC Energy Corporation

Registration	Statement on Form F-4 (File No. 333-252004)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), TC Energy Corporation, a Canadian corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form F-4 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Standard Time, on January 26, 2021 or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our Vice-President, Law and Corporate Secretary, Christine R. Johnston by calling Christine R. Johnston at (403) 920-7686. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Vinson & Elkins L.L.P., attention: Gillian Hobson, via email at ghobson@velaw.com.

[Signature page follows]

Very truly yours,

TC Energy Corporation

By:	/s/ Christine R. Johnston
Name:	Christine R. Johnston
Title:	Vice-President, Law and Corporate Secretary

cc:    Gillian Hobson, Vinson & Elkins L.L.P.

[Signature Page to Acceleration Request]